

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

<u>Via E-mail</u>
Scott McPherson
Chief Financial Officer
CannLabs, Inc.
3888 E. Mexico Avenue, Suite 202
Denver, CO 80210

      Re: **CannLabs, Inc.**
               Form 8-K
               Filed August 15, 2014
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed April 11, 2014
               File No. 333-155318

Dear Mr. McPherson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director